Exhibit 12.1

Worthington Industries, Inc.

Computation of Ratio of Earnings to Fixed Charges (1)

	Proforma
	Nine Months Ended	Nine Months Ended	Fiscal Year Ended
(in millions, except for ratios)	February 28,	February 28,	May 31,
	2010 (2)	2010	2009 (3)	2008	2007	2006	2005
Earnings (loss) (4):
Add:
Earnings (loss) before income taxes and net earnings attributable to non-controlling interest	$9.5	$16.1	$(146.0)	$145.7	$166.0	$212.7	$288.5
Distributions from unconsolidated affiliates	40.0	40.0	80.6	58.9	131.7	57.0	28.5
Capitalized interest amortization	0.4	0.4	0.5	0.5	0.3	0.3	0.3
Fixed charges (5)	14.3	7.7	24.2	22.1	26.0	27.7	26.1
Deduct:
Equity in net income of unconsolidated affiliates	(45.8)	(45.8)	(48.6)	(67.5)	(63.2)	(56.3)	(53.9)
Capitalized interest	(0.1)	(0.1)	(0.4)	(0.1)	(1.7)	(0.6)	(0.2)

Earnings (loss)	$18.3	$18.3	$(89.7)	$159.6	$259.1	$240.8	$289.3

Fixed charges (5):
Interest expense	$13.2	$6.6	$21.1	$21.6	$23.6	$26.9	$24.9
Capitalized interest	0.1	0.1	0.4	0.1	1.7	0.6	0.2
Interest portion of rent expense	0.1	0.1	0.1	0.1	0.1	0.1	0.1
Receivable securitization fees	0.9	0.9	2.6	0.3	0.6	0.1	0.9

Fixed charges	$14.3	$7.7	$24.2	$22.1	$26.0	$27.7	$26.1

Ratio of earnings (loss) to fixed charges	1.3	2.4	(3.7)	7.2	10.0	8.7	11.1

(1)	The ratio of earnings (loss) to fixed charges is computed by dividing the fixed charges of Worthington Industries, Inc. and our consolidated subsidiaries into earnings or loss.
(2)	As adjusted for the issuance by Worthington Industries, Inc. of $150,000,000 aggregate principal amount of our 6.50% Notes due 2020 and the application of the net proceeds of such issuance to repay a portion of our borrowings under our revolving credit facility and amounts outstanding under our revolving trade accounts receivable securitization facility.
(3)	For the fiscal year ended May 31, 2009, our earnings were insufficient to cover our fixed charges by $113.9 million.
(4)	Earnings (loss) consists of earnings (loss) before income taxes and net earnings attributable to non-controlling interest (a) plus (i) distributions from unconsolidated affiliates, (ii) capitalized interest amortization and (iii) fixed charges and (b) less (i) equity in net income of unconsolidated affiliates and (ii) capitalized interest.
(5)	Fixed charges include interest expense (which includes the amortization of debt offering costs), capitalized interest, fees related to our revolving trade accounts receivable securitization facility, and the portion of rent expense which is deemed to be representative of the interest factor.